Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Second Quarter 2014 Financial Results

SHENZHEN, China, August 28, 2014 /PRNewswire-FirstCall/ — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Financial Highlights

For the quarter ended June 30, 2014:

•	Revenue increased by 7.5% to RMB686.6 million (US$110.7 million) compared to RMB638.8 million in the second quarter of 2013

•	Same store sales increased by 6.2% compared to the second quarter of 2013

•	Net loss was RMB15.9 million (US$2.6 million) compared to net loss of RMB3.9 million in the second quarter of 2013.

Mr. Fuxiang Zhang, Chief Executive Officer, commented: “Our ongoing efforts to support same store sales and overall revenue growth through promotion of non-prescription products and nutritional supplements continue to deliver results. We increased same store sales by 6.2% and average value per transaction by 14.5% in the second quarter compared to the corresponding period in 2013. However, higher labor cost and lease expense had weighed on our profitability. In response, we began streamlining managerial personnel to reduce costs and improve workflow efficiencies. Looking ahead, we will remain focused on achieving a sustainable balance between top line growth and operational efficiency.”

Second Quarter Results

During the second quarter of 2014, the Company opened 31 new stores and closed 40 stores. As of June 30, 2014, the Company had 2,048 directly operated stores in total.

Revenue for the second quarter of 2014 increased by 7.5% to RMB686.6 million (US$110.7 million) from RMB638.8 million for the same period in 2013. Same store sales (for the 1,890 stores opened before December 31, 2012 and which were still operating as of June 30, 2014) for the second quarter increased by 6.2% compared to the same period in 2013. The increase in same store sales was primarily due to in-store promotional initiatives and marketing of pharmaceutical products and nutritional supplements.

Second quarter revenue by product contribution was 23.9% attributable to prescription drugs (22.3% for the same period in 2013), 39.0% attributable to over-the-counter (“OTC”) drugs (38.2% for the same period in 2013), 18.8% attributable to convenience and other products (20.7% for the same period in 2013), 14.8% attributable to nutritional supplements (14.8% for the same period in 2013), and 3.5% attributable to herbal products (4.0% for the same period in 2013).

Second quarter gross profit increased to RMB292.9 million (US$47.2 million) from RMB280.8 million for the same period in 2013. Gross margin in the second quarter of 2014 was 42.7%, compared with 44.0% for the same period in 2013. The year-over-year decrease in gross margin was primarily the result of proactive promotional activity such as more discounts on certain pharmaceutical and nutritional products.

The Company’s portfolio of private label products included 2,115 types of products as of June 30, 2014. Sales of private label products represented approximately 18.4% of the Company revenue and 25.7% of the gross profit for the second quarter of 2014.

Sales, marketing and other operating expenses as a percentage of revenue remained relatively stable and increased slightly to 39.0% for the second quarter of 2014 from 38.9% for the same period in 2013.

General and administrative expenses as a percentage of revenue remained at 4.6% for the second quarter of 2014, same with the second quarter of 2013.

During the second quarter of 2014, we recognized impairment loss of RMB5.2 million (US$0.8 million), compared to RMB3.4 million for the same period in 2013, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Loss from operations in the second quarter of 2014 was RMB11.5 million (US$1.8 million) compared with loss from operations of RMB1.0 million in the same period of 2013. The loss from operations was mainly due to the increase in sales, marketing and other operating expenses which outpaced the increase in gross profit.

Interest income for the second quarter of 2014 was RMB1.9 million (US$0.3 million), compared with RMB4.2 million for the same period in 2013.

The Company’s income tax expense was RMB7.2 million (US$1.2 million) for the second quarter of 2014, compared with RMB7.5 million for the same period in 2013. Loss before income tax expense for the second quarter of 2014 was RMB8.7 million (US$1.4 million), while we generated an income before income tax expense of RMB3.6 million for the same period in 2013. The effective tax rate was therefore negative 82.8% for the second quarter of 2014, compared to 208.0% for the same period in 2013. Such difference in the effective income tax rate was primarily attributable to the higher operating losses from certain of our loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets.

Net loss for the second quarter of 2014 was RMB15.9 million (US$2.6 million), or RMB0.16 (US$0.03) basic and diluted losses per ADS compared to net loss of RMB3.9 million, or RMB0.04 basic and diluted losses per ADS for the second quarter of 2013. As of June 30, 2014, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the second quarter of 2014, net cash outflow from operating activities was RMB79.0 million (US$12.7 million), compared to net cash inflow of RMB14.6 million for the same period in 2013. The cash outflow is primarily due to more prepayments made to suppliers and greater operating losses incurred in the second quarter of 2014 compared to the same period in 2013.

As of June 30, 2014, the Company’s total cash, cash equivalents, short-term and long-term bank deposits and restricted cash were RMB306.0 million (US$49.3 million) and its shareholders’ equity was RMB811.3 million (US$130.8 million), compared with total cash, cash equivalents, bank deposits and restricted cash of RMB622.8 million and shareholders’ equity of RMB845.5 million as of December 31, 2013. The decrease in the Company’s total cash, cash equivalents, short-term and long-term bank deposits and restricted cash was primarily due to cash dividend of approximately RMB191.2 million (US$31.6 million) being paid to the shareholders in January 2014 and the net cash outflow of RMB101.6 million (US$16.3 million) from operating activities for the first half year of 2014.

Business Outlook

“We are taking proactive steps to improve customer experience and further gain loyalty, such as offering free consultations on basic health issues at our stores. We believe our optimized product offerings, continuously improved service, strong store network and customer loyalty program will help us achieve greater economies of scale and improve operational efficiency,” Mr. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Thursday, August 28, 2014 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live webcast of the conference call will be available on Nepstar’s website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through September 4, 2014 at 11:59 p.m. Eastern Time. An archived webcast of the conference call will be available on Nepstar’s website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13588202.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of June 30, 2014, the Company had 2,048 directly operated stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.2036 on June 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

npd@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended June 30,
	2013	2014	2014
	RMB	RMB	USD

Revenue	638,758	686,553	110,670
Cost of goods sold	(358,000)	(393,606)	(63,448)

Gross profit	280,758	292,947	47,222
Sales, marketing and other operating expenses	(248,719)	(267,539)	(43,126)
General and administrative expenses	(29,698)	(31,703)	(5,110)
Impairment losses	(3,380)	(5,182)	(835)

Loss from operations	(1,039)	(11,477)	(1,849)
Interest income	4,218	1,863	300
Dividend income from cost method investments	436	920	148

Income/(loss) before income tax expense	3,615	(8,694)	(1,401)
Income tax expense	(7,520)	(7,201)	(1,161)

Net loss	(3,905)	(15,895)	(2,562)

Basic losses per ordinary share	(0.020)	(0.081)	(0.013)
Basic losses per ADS	(0.040)	(0.162)	(0.026)
Diluted losses per ordinary share	(0.020)	(0.081)	(0.013)
Diluted losses per ADS	(0.040)	(0.162)	(0.026)

Net loss	(3,905)	(15,895)	(2,562)

Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustments	(512)	25	4

Comprehensive loss	(4,417)	(15,870)	(2,558)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2013	2014	2014
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	361,146	166,114	26,777
Short-term bank time deposits	184,440	63,000	10,155
Restricted cash	37,000	36,631	5,905
Accounts receivable, net of allowance for doubtful accounts	131,984	107,694	17,360
Amounts due from related parties	379	1,960	316
Prepaid expenses, deposits and other current assets	169,210	223,784	36,073
Inventories	551,783	556,832	89,759
Deferred tax assets	6,330	4,468	720

Total current assets	1,442,272	1,160,483	187,065

Non-current assets
Long-term bank time deposits	40,256	40,256	6,489
Property and equipment, net	123,183	124,355	20,046
Rental deposits	41,946	42,796	6,899
Cost method investments	12,638	12,638	2,037
Intangible assets, net	2,509	2,509	404
Goodwill	51,819	51,819	8,353
Deferred tax assets	11,723	16,673	2,688
Accrued interest income	769	1,673	270

Total non-current assets	284,843	292,719	47,186

Total assets	1,727,115	1,453,202	234,251

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	403,558	382,168	61,604
Bills payable	4,334	666	107
Amounts due to related parties	29,247	27,427	4,421
Accrued expenses and other payables	123,065	111,838	18,028
Income tax payable	34,567	21,878	3,527
Dividend payable	191,246	—	—
Deferred income	22,477	29,599	4,771

Total current liabilities	808,494	573,576	92,458

Non-current liabilities
Deferred income	17,391	15,559	2,508
Deferred tax liabilities	16,541	12,536	2,021
Other non-current liabilities	39,163	40,225	6,484

Total non-current liabilities	73,095	68,320	11,013

Total liabilities	881,589	641,896	103,471

Shareholders’ equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	103,221
Accumulated other comprehensive loss	(41,623)	(41,759)	(6,731)
Retained earnings	246,650	212,566	34,265

Total shareholders’ equity	845,526	811,306	130,780

Total liabilities and shareholders’ equity	1,727,115	1,453,202	234,251